SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of October, 2003

                        PRUDENTIAL PUBLIC LIMITED COMPANY

                 (Translation of registrant's name into English)

                             LAURENCE POUNTNEY HILL,
                            LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures:

BlockListing Six Month Return dated 17 October 2003


                                   SCHEDULE 5

                        BLOCK LISTING SIX MONTHLY RETURN



To:     Listing Applications
        UK Listing Authority
        Financial Services Authority
        25, The North Colonnade
        Canary Wharf
        London, E14 5HS


               Please ensure the entries on this return are typed


1.   Name of company Prudential plc

2.   Name of scheme Prudential Savings-Related Share Option Scheme

3.   Period of return: From 1 April 2003 to 30 September 2003

4. Number and class of share(s) (amount of stock/ 7,209,201 ordinary shares of 5p each debt security) not issued under scheme

5. Number of shares issued/allotted under scheme 0 ordinary shares of 5p each during period:

6. Balance under scheme not yet issued/allotted at 7,209,201 ordinary shares of 5p each end of period

7.   Number and class of share(s)  (amount of stock/ 4,000,000 RA Prudential plc
     - 15 June 2001 debt securities) originally listed and the date of admission; 5,000,000 RA Prudential plc - 7 June 2002


Please confirm total number of shares in issue at the end of the period in order for us to update our records 2,007,331,941 ordinary shares of 5p each


Contact for queries:                      Address:

Name: Jennie Webb                         Laurence Pountney Hill London EC4R 0HH

Telephone: 020 7548 6027

                                   SCHEDULE 5

                        BLOCK LISTING SIX MONTHLY RETURN


To:     Listing Applications
        UK Listing Authority
        Financial Services Authority
        25, The North Colonnade
        Canary Wharf
        London, E14 5HS


               Please ensure the entries on this return are typed


1.   Name of company Prudential plc

2.   Name of scheme Prudential Executive Share Option Scheme

3.   Period of return: From 1 April 2003 to 30 September 2003

4. Number and class of share(s) (amount of stock/ 1,004,855 ordinary shares of 5p each debt security) not issued under scheme

5. Number of shares issued/allotted under scheme 316,500 ordinary shares of 5p each during period:

6. Balance under scheme not yet issued/allotted at 688,355 ordinary shares of 5p each end of period

7. Number and class of share(s) (amount of stock/ 839,096 RA Prudential plc - 2 October 2001 debt securities) originally listed and the date of admission;

Please confirm total number of shares in issue at the end of the period in order for us to update our records 2,007,331,941 ordinary shares of 5p each


Contact for queries:                      Address:

Name: Jennie Webb                         Laurence Pountney Hill London EC4R 0HH

Telephone: 020 7548 6027

                                   SCHEDULE 5

                        BLOCK LISTING SIX MONTHLY RETURN


To:     Listing Applications
        UK Listing Authority
        Financial Services Authority
        25, The North Colonnade
        Canary Wharf
        London, E14 5HS


               Please ensure the entries on this return are typed

1.   Name of company Prudential plc

2.   Name of scheme M&G 1994 Executive Share Option Scheme

3.   Period of return: From 1 April 2003 to 30 September 2003

4. Number and class of share(s) (amount of stock/ 7,567 ordinary shares of 5p each debt security) not issued under scheme

5. Number of shares issued/allotted under scheme 0 ordinary shares of 5p each during period:

6. Balance under scheme not yet issued/allotted at 7,567 ordinary shares of 5p each end of period

7. Number and class of share(s) (amount of stock/ 204,307 RA Prudential plc 00008 - October 1999 debt securities) originally listed and the date of admission;

Please confirm total number of shares in issue at the end of the period in order for us to update our records 2,007,331,941 ordinary shares of 5p each


Contact for queries:                      Address:

Name: Jennie Webb                         Laurence Pountney Hill London EC4R 0HH

Telephone: 020 7548 6027

                                   SCHEDULE 5

                        BLOCK LISTING SIX MONTHLY RETURN


To:     Listing Applications
        UK Listing Authority
        Financial Services Authority
        25, The North Colonnade
        Canary Wharf
        London, E14 5HS


               Please ensure the entries on this return are typed


1.   Name of company Prudential plc

2.   Name of scheme M&G Limited 1992 Savings-Related Share Option Scheme

3.   Period of return: From 1 April 2003 to 30 September 2003

4. Number and class of share(s) (amount of stock/ 365,495 ordinary shares of 5p each debt security) not issued under scheme

5. Number of shares issued/allotted under scheme 0 ordinary shares of 5p each during period:

6. Balance under scheme not yet issued/allotted at 365,495 ordinary shares of 5p each end of period

7. Number and class of share(s) (amount of stock/ 1,081,343 RA Prudential plc 00008 - October 1999 debt securities) originally listed and the date of admission;

Please confirm total number of shares in issue at the end of the period in order for us to update our records 2,007,331,941 ordinary shares of 5p each


Contact for queries:                      Address:

Name: Jennie Webb                         Laurence Pountney Hill London EC4R 0HH

Telephone: 020 7548 6027

                                   SCHEDULE 5

                        BLOCK LISTING SIX MONTHLY RETURN


To:     Listing Applications
        UK Listing Authority
        Financial Services Authority
        25, The North Colonnade
        Canary Wharf
        London, E14 5HS


               Please ensure the entries on this return are typed


1.   Name of company Prudential plc

2.   Name of scheme Prudential Europe Management Services Sharesave Plan

3.   Period of return: From 1 April 2003 to 30 September 2003

4. Number and class of share(s) (amount of stock/ 10,000 ordinary shares of 5p each debt security) not issued under scheme

5. Number of shares issued/allotted under scheme 0 ordinary shares of 5p each during period:

6. Balance under scheme not yet issued/allotted at 10,000 ordinary shares of 5p each end of period

7. Number and class of share(s) (amount of stock/ 10,000 RA Prudential plc - 18 December 2001 debt securities) originally listed and the date of admission;

Please confirm total number of shares in issue at the end of the period in order for us to update our records 2,007,331,941 ordinary shares of 5p each

Contact for queries:                      Address:

Name: Jennie Webb                         Laurence Pountney Hill London EC4R 0HH

Telephone: 020 7548 6027

                                   SCHEDULE 5

                        BLOCK LISTING SIX MONTHLY RETURN


To:     Listing Applications
        UK Listing Authority
        Financial Services Authority
        25, The North Colonnade
        Canary Wharf
        London, E14 5HS


               Please ensure the entries on this return are typed


1.   Name of company Prudential plc

2.   Name of scheme Prudential International Savings-Related Share Option Scheme

3.   Period of return: From 1 April 2003 to 30 September 2003

4. Number and class of share(s) (amount of stock/ 100,000 ordinary shares of 5p each debt security) not issued under scheme

5. Number of shares issued/allotted under scheme 0 ordinary shares of 5p each during period:

6. Balance under scheme not yet issued/allotted at 100,000 ordinary shares of 5p each end of period

7. Number and class of share(s) (amount of stock/ 100,000 RA Prudential plc - 2 October 2001 debt securities) originally listed and the date of admission;

Please confirm total number of shares in issue at the end of the period in order for us to update our records 2,007,331,941 ordinary shares of 5p each


Contact for queries:                      Address:

Name: Jennie Webb                         Laurence Pountney Hill London EC4R 0HH

Telephone: 020 7548 6027


Person making return

Name: John Price

Position: Deputy Group Secretary

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 17 October 2003

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  John Price

                                              John Price
                                              Deputy Group Secretary